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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             (Amendment No._______)*


                     PERMA-FIX ENVIRONMENTAL SERVICES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)




                          COMMON STOCK, $.001 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)




                                    714157104
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                               NOVEMBER 16, 1998
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP NO. 714157104                                                  Page 2 of 8
         ---------------------

--------------------------------------------------------------------------------

 1         NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

           LIVIAKIS FINANCIAL COMMUNICATIONS, INC.   68-0311399
--------------------------------------------------------------------------------
 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
           (a)   [ ]
           (b)   [X]
--------------------------------------------------------------------------------
 3         SEC USE ONLY


--------------------------------------------------------------------------------
 4         CITIZENSHIP OR PLACE OF ORGANIZATION

           CALIFORNIA
--------------------------------------------------------------------------------

                                  5         SOLE VOTING POWER

                                            1,875,000
                                  ----------------------------------------------
          NUMBER OF
            SHARES                6         SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY                         --
             EACH                 ----------------------------------------------
          REPORTING
            PERSON
             WITH                 7         SOLE DISPOSITIVE POWER

                                            1,875,000
                                  ----------------------------------------------

                                  8         SHARED DISPOSITIVE POWER

                                            --
--------------------------------------------------------------------------------
 9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,875,000
--------------------------------------------------------------------------------
10         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES (See Instructions)

           [X]
--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           13.4%
--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON (See Instructions)

           CO
--------------------------------------------------------------------------------

CUSIP NO. 714157104                                                  Page 3 of 8
         ---------------------


 1         NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

           ROBERT B. PRAG
--------------------------------------------------------------------------------
 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
           (a)   [ ]
           (b)   [X]
--------------------------------------------------------------------------------
 3         SEC USE ONLY


--------------------------------------------------------------------------------
 4         CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES
--------------------------------------------------------------------------------

                                  5         SOLE VOTING POWER

                                            625,000
                                  ----------------------------------------------
          NUMBER OF
            SHARES                6         SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY                         1,875,000
             EACH                 ----------------------------------------------
          REPORTING
            PERSON
             WITH                 7         SOLE DISPOSITIVE POWER

                                            625,000
                                  ----------------------------------------------

                                  8         SHARED DISPOSITIVE POWER

                                            1,875,000
--------------------------------------------------------------------------------
 9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,500,000
--------------------------------------------------------------------------------
10         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES (See Instructions)


--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           17.1%
--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON (See Instructions)

           IN
--------------------------------------------------------------------------------




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                                                                     Page 4 of 8


ITEM 1(a).  NAME OF ISSUER:

        Perma-Fix Environmental Services, Inc., a Delaware corporation

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

        1940 Northwest 67th Place
        Gainesville, Florida 32606-1649

ITEM 2(a).  NAME(S) OF PERSON(S) FILING:

        Liviakis Financial Communications, Inc. ("LFC")

        Robert B. Prag ("RBP")

        LFC and RBP are filing this Statement on Schedule 13G jointly pursuant to Rule 13d-1(k)(1). Attached to this Statement as Exhibit A is the Joint Filing Agreement of the members of the group pursuant to Rule 13d-1(k)(1)(iii).

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

        2420 "K" Street, Suite 220, Sacramento, California 95816

ITEM 2(c).  CITIZENSHIP:

        LFC is a California corporation.

        RBP is a citizen of the United States of America.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

        Common Stock, par value $.001 per share

ITEM 2(e).  CUSIP NUMBER:

        714157104

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:


        If this statement is filed pursuant to Rule 13d-1(c), check this box [X]



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                                                                     Page 5 of 8



ITEM 4.  OWNERSHIP.

        (a)    Amount beneficially owned:

               LFC:   1,875,000 shares
               RBP:   2,500,000 shares

               RBP reports the 1,875,000 shares beneficially owned by LFC as beneficially owned by RBP but disclaims beneficial ownership of such shares, except to the extent such beneficial ownership arises out of his service as an officer and director of LFC.

        (b) Percent of class:

               LFC:   13.4%
               RBP:   17.1%

               In each case, the percent of class is calculated based upon the 12,138,837 shares of Common Stock reported by the Issuer in its Quarterly Report on Form 10-Q as outstanding on July 31, 1998, as adjusted for the shares which LFC and RBP, respectively, report as beneficially owned based upon their right to acquire such shares within sixty (60) days of the date hereof.

        (c) Number of shares as to which such person has:

               (i)   Sole power to vote or direct the vote:

                      LFC:   1,875,000 shares
                      RBP:     625,000 shares

               (ii)  Shared power to vote or direct the vote:

                      LFC:   --
                      RBP:   1,875,000 shares*

                     *RBP, in his capacity as an officer and director of LFC,
                      shares the power to vote or direct the vote of the shares owned by LFC.



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                                                                     Page 6 of 8



               (iii) Sole power to dispose or to direct the disposition of:

                      LFC:   1,875,000 shares
                      RBP:     625,000 shares

               (iv) Shared power to dispose or direct the disposition of:

                      LFC:   --
                      RBP:   1,875,000 shares*

                     *RBP, in his capacity as an officer and director of LFC,
                      shares the power to dispose of or direct the disposition of the shares owned by LFC.


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF a CLASS.

        Not applicable.


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

        Not applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

        Not applicable.


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

        Not applicable.


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

        Not applicable.



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                                                                     Page 7 of 8



ITEM 10.  CERTIFICATIONS.

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Dated: November 16, 1998                LIVIAKIS FINANCIAL COMMUNICATIONS, INC.

                                        By: /s/John M. Liviakis
                                           -------------------------------------
                                            John M. Liviakis, President


                                            /s/Robert B. Prag
                                        ----------------------------------------
                                               Robert B. Prag





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                                                                     Page 8 of 8



                                   EXHIBIT "A"

                             JOINT FILING AGREEMENT

        Liviakis Financial Communications, Inc. and Robert B. Prag (collectively the "Parties" and individually a "Party") hereby agree that they shall file a single statement on Schedule 13G (as amended from time to time, the "Statement") with respect to their beneficial ownership of shares of Common Stock (the "Securities") of Perma-Fix Environmental Services, Inc., on behalf of and in satisfaction of the obligations of all of the Parties and that they shall amend the Statement from time to time as required by rules promulgated under the Securities Exchange Act of 1934, as amended.

        Each of the Parties represents and warrants that such Party is eligible to use Schedule 13G with respect to information regarding the Securities and agrees to assume responsibility for the timely filing of the Statement and any amendments thereto. Each of the Parties hereby assumes responsibility for the completeness and accuracy of the information concerning such Party contained in the Statement. No Party shall be responsible for the completeness and accuracy of the information contained in the Statement concerning the other Party, unless such Party knows or has reason to believe that such information is incomplete or inaccurate. The execution of the Statement, including any amendment thereto, by one of the Parties shall constitute a representation by such Party that the information concerning such Party contained therein is complete and accurate and that such Party neither knows nor has any reason to believe that the information concerning the other Party contained therein is either incomplete or inaccurate.

        This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but which together shall constitute one and the same instrument.

        In Witness Whereof, the Parties have executed this Joint Filing Agreement this sixteenth day of November, 1998.

                                    LIVIAKIS FINANCIAL COMMUNICATIONS, INC.

                                    By: /s/John M. Liviakis
                                    --------------------------------------------
                                           John M. Liviakis, President


                                        /s/Robert B. Prag
                                     -------------------------------------------
                                           Robert B. Prag